Exhibit 2.2
VOTING AND LOCKUP AGREEMENT
VOTING AND LOCKUP AGREEMENT, dated as of July 27, 2010 (this “Agreement”), by and between Hess Corporation, a Delaware corporation (“Parent”), and                           (“Stockholder”), a stockholder of American Oil & Gas Inc., a Nevada corporation (the “Company”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, Parent, Hess Investment Corp. (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, and the Company will be the surviving corporation in the merger and will be a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement;
WHEREAS, Stockholder is a stockholder of the Company and, with respect to the Merger, has the power to vote or direct the voting of 50,019 shares of the common stock, $0.001 par value, of the Company beneficially owned and held of record by Stockholder, which represent all of the shares of common stock of the Company owned by such Stockholder (collectively, the “Shares” and, together with any additional securities of the Company described in Section 1.2, being referred to herein as the “Subject Shares”);
WHEREAS, prior to the date hereof, the Board of Directors has approved this Agreement and the transactions contemplated hereby for purposes of Sections 78.411 to 78.444 of the Nevada Revised Statutes (“NRS”); and
WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, Parent desires Stockholder to agree, and Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
1. Voting of Subject Shares.
Section 1.1 Voting Agreement. (a) At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall Vote or cause to be Voted, the Subject Shares in favor of approval of the Merger Agreement and the terms thereof, the Merger and each of the other transactions contemplated thereby and any other action requested by Parent in furtherance thereof. Furthermore, Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner (i) compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement.

(b) In addition to the foregoing, at any meeting of the stockholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Alternative Transaction or the approval of any agreement relating to any Alternative Transaction or (ii) any amendment of the Company’s articles of incorporation or bylaws or any other action, agreement, proposal or transaction involving the Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement or would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, without limitation, consenting in accordance with Section 78.320(2) of the NRS) or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.
Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of the Company (including, without limitation, through the exercise of any Company Stock Options or Company Warrants), then all shares of common stock or other securities of the Company held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.
Section 1.3 Stockholder Capacity. Stockholder is entering into this Agreement solely in its capacity as the record and beneficial owner of the Subject Shares, and, if applicable, nothing herein shall limit or prevent Stockholder from discharging his or her fiduciary duties as an officer of the Company or a member of the Board of Directors, and the discharge of any such duties shall not be deemed a breach of this Agreement.

Section 1.4 Waiver of Appraisal Rights. Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that Stockholder may have in connection with the Merger.
2. Transfer Restrictions and Obligations
Section 2.1 Lock-Up. After the execution of this Agreement until the Expiration Date (as defined in Section 6 below), Stockholder will not:
(a)	sell, offer to sell, hedge, transfer, exchange, pledge, assign, hypothecate, encumber, tender, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;
(b)	enter into swap or any other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares, whether such transaction is settled by delivery of such securities, in cash or otherwise; or
(c)	create or permit to exist any Liens on or otherwise affecting any of the Subject Shares.
Section 2.2 Other Obligations. From and after the date of this Agreement, Stockholder agrees (a) not to, and to cause any investment banker, attorney or other advisor or representative of Stockholder not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any Acquisition Proposals, (ii) enter into or participate in any discussions or negotiations, or otherwise cooperate in any way with, or assist or participate in connection with any Acquisition Proposal, (iii) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an Alternative Transaction, (iv) enter into any agreement, agreement in principle, letter of intent, term sheet or similar instrument or take any action, which requires that Stockholder abandon, terminate or breach its representations, warranties or obligations hereunder or has such effect, (v) approve, endorse or recommend any Alternative Transaction or (vi) agree to do any of the foregoing. Stockholder shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by Stockholder with respect to any Alternative Transaction. Stockholder shall notify Parent promptly, but in any event within twenty-four (24) hours, of any Acquisition Proposals received by, or any such discussions or negotiations sought to be initiated or continued with, Stockholder indicating the identity of the Person making such Acquisition Proposal or seeking such discussions or negotiations and providing to Parent a summary of the material terms of such Acquisition Proposal.

3. Representations and Warranties of Stockholder.
Section 3.1 Ownership of Subject Shares. Stockholder represents and warrants that Stockholder (a) is the record and beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares with respect to the approval of the Merger Agreement and the terms thereof, which Subject Shares are free and clear of any Liens and (b) does not own, either beneficially or of record, any shares of capital stock of the Company other than the Subject Shares.
Section 3.2 No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) result in or constitute a violation of any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is bound or affected; or (b) result in or constitute a violation of, or result in the creation of an encumbrance on or otherwise affect any of the Subject Shares pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is bound or affected. The execution and delivery of this Agreement by Stockholder do not, and the performance of its obligations under this Agreement by Stockholder will not, require any consent of any Person or any Governmental Entity.
Section 3.3 Enforceability. Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
Section 3.4 Consent and Waiver. No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between Stockholder (or any of its Affiliates) and the Company (or any of its Subsidiaries) or (b) other rights that Stockholder (or any of its Affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to Stockholder in connection with (i) the execution and delivery of this Agreement by Stockholder, (ii) the execution and delivery of the Merger Agreement by the Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 3.5 Absence of Litigation. There is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.6 No Prior Agreements. Stockholder represents and warrants that no Contract by and between Stockholder and Parent with respect to the subject matter contained herein existed prior to the approval of this Agreement by Stockholder.
Section 3.7 Continuous Warranty. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.
4. Representations and Warranties of Parent. Parent has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes the legal, valid and binding obligations of Parent, enforceable against Parent in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
5. Covenants of Stockholder. Stockholder hereby covenants and agrees to cooperate fully with Parent and to execute and deliver any additional documents necessary or desirable and to take such further actions, in the reasonable opinion of Parent, as are necessary or desirable to carry out the intent of this Agreement.
6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date of the termination of the Merger Agreement in accordance with its terms (such earliest to occur shall be the “Expiration Date”).
7. Miscellaneous.
Section 7.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.
Section 7.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
Section 7.3 Survival of Representations and Warranties. The representations and warranties in this Agreement shall survive the termination of this Agreement and such termination shall not relieve any party from any liability for any breach of this Agreement.

Section 7.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) immediately when sent by facsimile or by email in .pdf format or (b) when received if delivered by hand or overnight courier service or by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
if to Parent, to:
Hess Corporation
1185 Avenue of the Americas
40th Floor
New York, New York 10036
Attention: Timothy Goodell, Esq.
Facsimile: 212-536-8241
with a copy (which shall not constitute notice) to:
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Gregory Pryor, Esq.
Facsimile: 212-354-8113
and
if to Stockholder, to:

Attention:
Facsimile:
with a copy (which shall not constitute notice) to:

Section 7.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.
Section 7.6 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any term, covenant, restriction or provision contained in Agreement, is held by a Governmental Entity to be invalid, void, against its regulatory policy or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain valid and binding and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions contemplated hereby can be consummated as originally contemplated to the fullest extent possible.
Section 7.8 Governing Law; Waiver of Jury Trial. (a) This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules thereof, applicable to contracts executed in and to be performed entirely within the State of New York.
(b) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
Section 7.9 Enforcement. (a) The parties agree that irreparable damage would occur in the event that any party should breach any of its covenants or agreements hereunder and that it would be extremely impracticable to measure the resulting damages and that an award of money damages would be inadequate in such event. Accordingly, each party, in addition to any other available rights or remedies such party may have under the terms of this Agreement, shall be entitled to specific performance and/or to obtain an injunction or injunctions, without proof of actual damages, to prevent breaches of another party’s covenants or agreements hereunder, and each party expressly waives the defense that a remedy in damages will be adequate. Each party further agrees that no party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of a covenants or agreements hereunder.
(b) Each party hereby irrevocably (i) agrees that any Action with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party or its successors or permitted assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and (ii) consents to the jurisdiction and venue in such courts and in the courts hearing appeals therefrom. Each party irrevocably waives, and agrees not to assert in any Action with respect to this Agreement, any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 7.9, that its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by Applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum. Each party irrevocably waives and agrees not to assert in any Action with respect to this Agreement, that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by Applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party (x) agrees that process in any such action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court and (y) mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.
Section 7.10 Extension, Waiver. Prior to the termination of this Agreement, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.
Section 7.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall bind any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.
Section 7.12 Legal Counsel. Stockholder acknowledges that it has been advised to, and has had the opportunity to, consult with its attorney prior to entering into this Agreement. Stockholder acknowledges that attorneys for the Company represent the Company and do not represent any of the stockholders of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.
Section 7.13 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of Parent and Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.14 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.
Section 7.15 Cooperation. If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, Stockholder and Parent shall cooperate in making such notices or filings or in obtaining such approvals.
* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

HESS CORPORATION

By:

Name:
	Title:	Senior Vice President &
Chief Financial Officer

[Signature Page to Voting and Lockup Agreement —                               ]